                                            FILED PURSUANT TO RULE 424(b)(5)
                                            REGISTRATION NO. 333-38071

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED DECEMBER 12, 1997)

                                 525,000 SHARES

                                [CRESCENT LOGO]

                                 COMMON SHARES

                         ------------------------------

     Crescent Real Estate Equities Company (collectively with its subsidiaries, the "Company") is a fully integrated real estate company operated as a real estate investment trust for federal income tax purposes (a "REIT"). All of the common shares of beneficial interest, par value $.01 per share (the "Common Shares"), are being offered by the Company to Merrill Lynch International ("MLI") in satisfaction of certain obligations to MLI, and the Company therefore will not receive any cash proceeds from this offering except in payment of the aggregate par value of the Common Shares offered hereby. The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "CEI." On February 19, 1998, the last reported sale price of the Common Shares on the NYSE was $34.00 per share. It is expected that delivery of the Common Shares offered hereby will be made in New York, New York, on or about February 24, 1998.

     SEE "RISK FACTORS" AT PAGE 2 IN THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMPANY.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

          The date of this Prospectus Supplement is February 20, 1998.

                             ---------------------

Certain persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares offered hereby. See "Plan of Distribution."

                                  THE COMPANY

     On December 31, 1996, Crescent Real Estate Equities Company, a Texas real estate investment trust ("Crescent Equities"), became the successor to Crescent Real Estate Equities, Inc., a Maryland corporation (the "Predecessor Corporation"), through the merger of the Predecessor Corporation and CRE Limited Partner, Inc., a subsidiary of the Predecessor Corporation, into Crescent Equities. The term "Company" includes, unless the context otherwise requires, Crescent Equities, the Predecessor Corporation, Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), and the other subsidiaries of Crescent Equities.

     The Company is a fully integrated real estate company, operated as a real estate investment trust for federal income tax purposes (a "REIT"), which owns a portfolio of real estate assets (the "Properties") located primarily in 21 metropolitan submarkets in Texas and Colorado. The Properties include 84 office properties (the "Office Properties") with an aggregate of approximately 30.3 million net rentable square feet, 90 behavioral healthcare facilities (the "Behavioral Healthcare Facilities"), seven full-service hotels with a total of 2,276 rooms and two destination health and fitness resorts that can accommodate up to 452 guests daily (collectively, the "Hotel Properties"), the real estate mortgages relating to and non-voting common stock in five residential development corporations (the "Residential Development Corporations"), which in turn, through joint venture or partnership arrangements, own interests in 12 residential development properties (the "Residential Development Properties") and seven retail properties with an aggregate of approximately 771,000 net rentable square feet (the "Retail Properties"). The Company also owns an indirect 38% interest in each of two partnerships that currently own and operate approximately 79 refrigerated warehouses with an aggregate of approximately 368 million cubic feet (the "Refrigerated Warehouse Investment"). In addition, the Pending Investment (as defined in "Recent Developments -- Pending Investment") includes the proposed acquisition of a corporation that owns four full-service casino/hotels and two riverboat casinos (collectively, the "Casino/Hotel Properties").

     Upon completion of the Pending Investment, the Company will have completed over $5.8 billion of real estate investments since the closing of the initial public offering of its common shares of beneficial interest, par value $.01 per share (the "Common Shares") on May 5, 1994, approximately $2.7 billion of which will have been completed since the closing of the public offering of its Common Shares on October 15, 1997.

     The Company owns its assets and carries on its operations and other activities, including providing management, leasing and development services for certain of its Properties, through the Operating Partnership and its other subsidiaries. The Company also has an economic interest in the development activities of the Residential Development Corporations and the operating activities of the Refrigerated Warehouse Investment. The structure of the Company is designed to facilitate and maintain its qualification as a REIT and to permit persons contributing Properties (or interests therein) to the Company to defer some or all of the tax liability that they otherwise might incur.

     The Company's executive offices are located at 777 Main Street, Suite 2100, Fort Worth, Texas 76102, and its telephone number is (817) 877-0477.

                              RECENT DEVELOPMENTS

PENDING INVESTMENT

     The following briefly describes the Company's pending investment (the "Pending Investment"). The Pending Investment is subject to various closing conditions. There is no assurance that this investment will be completed.

     Station Casinos, Inc. On January 16, 1998, the Company entered into an agreement and plan of merger (the "Merger Agreement") under which Station Casinos, Inc. ("Station") will merge (the "Merger") with and into the Company. Station is an established multi-jurisdictional casino/hotel company that owns and operates, through wholly-owned subsidiaries, six distinctly-themed Casino/Hotel properties, four of which are located in Las Vegas, Nevada, one of which is located in Kansas City, Missouri and one of which is located in

St. Charles, Missouri. The Merger Agreement also provides for certain alternative structures to facilitate the combinations of the businesses of the Company and Station. As a result of the Merger, the Company will acquire the real estate and other assets of Station, except to the extent operating assets are transferred immediately prior to the Merger, as described below.

     As part of the transactions associated with the Merger, it is presently anticipated that, certain operating assets and the employees of Station will be transferred to the Station Lessee immediately prior to the Merger. The Station Lessee will be owned 50% by Crescent Operating, Inc. or another affiliate established by the Company, 24.9% by an entity (the "Management Entity") owned by three of the existing directors of Station (including its Chairman, President and Chief Executive Officer) and 25.1% by a separate entity (the "Secondary Management Entity") owned by other members of Station management. It is anticipated that the Station Lessee will operate the six Casino/Hotel Properties currently operated by Station pursuant to a lease with the Company. The lease will have a 10-year term, with one five-year renewal option. The Station Lessee will be required to maintain the Casino/Hotel Properties in good condition at its expense. The Company will establish and maintain a reserve account to be used under certain circumstances for the purchase of furniture, fixtures and equipment with respect to the Casino/Hotel Properties, to be used from time to time to replace furniture, fixtures and equipment. Under the lease, the Company also will have a right of first refusal to acquire, and thereafter to include under the lease, any additional casino and/or hotel properties which the Station Lessee desires to acquire or operate.

     The lease will provide for base and percentage rent but the amount of rent has not yet been finally determined. It is anticipated, however, that total rental payments under the lease will exceed 20% of total rental revenues on an annualized basis. As a result of the percentage rent payments, the Operating Partnership will participate in the economic operations of the Casino/Hotel Properties only through its indirect participation in gross revenues. To the extent that operations of the Casino/Hotel Properties may affect the ability of the Station Lessee to pay rent, the Operating Partnership also may indirectly bear the risks associated with any increases in expenses or decreases in revenues. The amount of rent payable to the Operating Partnership under the leases with respect to the Casino/Hotel Properties will depend on the ability of the Station Lessee to maintain and increase revenues from the Casino/Hotel Properties. Accordingly, the Operating Partnership's results of operations and its ability to meet its obligations will be affected by such factors as changes in general and local economic conditions, the level of demand for the services of the Casino/Hotel Properties, competition in the hotel/casino industry and other factors related to the operation of the Casino/Hotel Properties.

     In order to effect the Merger, the Company will issue 0.466 Common Shares of the Company for each share of common stock of Station (including each restricted share) that is issued and outstanding immediately prior to the Merger. In addition, the Company will create a new class of Preferred Shares which will be exchanged, upon consummation of the Merger, for the shares of $3.50 Convertible Preferred Stock of Station outstanding immediately prior to the Merger. The new class of Preferred Shares will rank pari passu with the Series A Preferred Shares offered hereby as to rights to receive distributions and to participate in distributions or payments upon any liquidation, dissolution or winding up of the Company.

     The total value of the Merger transaction, including the Company's issuance of Common Shares and Preferred Shares in connection with consummation of the Merger and the Company's assumption and/or refinancing of approximately $919 million in existing indebtedness of Station and its subsidiaries, is approximately $1.75 billion.

     In connection with the transaction, the Company will also enter into a Right of First Refusal and Noncompetition Agreement with the Station Lessee. Under the agreement, the Company will grant the Station Lessee a right of first refusal as to any lease arrangement (a "master lease") for a casino/hotel property (defined as real estate on which hotel and casino or other gaming-related operations are conducted) in which the operators of the business conducted at the property prior to the date the property is owned or acquired by the Company will cease to operate such business. The Station Lessee will grant the Company a right of first refusal to invest, directly or indirectly, (i) in casino/hotel properties (including the opportunity to provide services related to real estate or to invest in a hotel property), real estate mortgages, real estate

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

derivatives, or entities that invest primarily in or have a substantial portion of their assets in such types of real estate assets or (ii) any other casino/hotel-related investments that can be structured as REIT-suitable investments. In addition, without the prior written consent of the Management Entity, the Company, Crescent Operating, Inc. and their affiliates may not own, operate or otherwise engage in activities related to any casino/hotel properties other than casino/hotel properties operated and leased by the Station Lessee or an entity under its control, provided that the Company may own a casino/hotel property if a master lease arrangement already exists at the property, if casino/hotel activities conducted at the property are incidental to the primary business operations at the property or if the sellers or operators desire to enter into a master lease arrangement with the Company. Under the agreement, without the prior written consent of the Company, neither the Management Entity, the Secondary Management Entity, nor any of the affiliates of either, may own, operate or otherwise engage in any activities related to casino/hotel properties that are not operated and leased by the Station Lessee or an entity under its control.

     In connection with the Merger, the Company also has agreed to purchase up to $115 million of a new class of convertible preferred stock of Station prior to consummation of the Merger. The purchase will be made in increments, or in a single transaction upon call by Station subject to certain conditions, whether or not the Merger is consummated.

     Consummation of the Merger is subject to various conditions, including Station's receipt of the approval of two-thirds of the holders of both its common stock and its preferred stock, expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, and the receipt by the Company and certain of its officers, trust managers and affiliates of the approvals required under applicable gaming laws. The Company anticipates that the Merger and the associated transactions will be consummated in the third quarter of 1998. Certain individuals who own in the aggregate approximately 41% of the outstanding capital stock of Station have agreed to vote in favor of the Merger. There can be no assurance that the Merger will be consummated on the terms described in this Prospectus Supplement or at all.

     The Company will be entitled to receive a break-up fee of $54 million if the Merger Agreement is terminated (i) by either the Company or the Board of Directors of Station if any required approval of the Merger by the holders of each class of capital stock of Station shall not have been obtained by reason of the failure to obtain the required vote of stockholders, (ii) by the Company if the Board of Directors of Station shall not recommend the Merger or shall recommend a superior proposal or (iii) by the Board of Directors of Station if it receives a superior proposal that the Company does not match or exceed.

COMPLETED INVESTMENTS

     The following briefly describes the Company's investments that have not been described in a Form 10-Q or Form 8-K filed by the Company prior to the date of this Prospectus Supplement.

     Ventana Country Inn. On December 19, 1997, the Company acquired for approximately $30 million the Ventana Country Inn, a 62-room resort Hotel Property located in Big Sur, California. The Ventana Country Inn is situated on a 243-acre wooded site in the foothills of the Santa Lucia Mountains overlooking the Pacific Ocean. The purchase also included an adjacent 72-acre parcel of undeveloped land offering the potential for single-family residential development. A subsidiary of Crescent Operating will market and operate the Ventana Country Inn jointly with the Company's Sonoma Mission Inn & Spa Hotel Property pursuant to a lease with the Company.

     Energy Centre. On December 22, 1997, the Company acquired Energy Centre, a 39-story Class A office building located in the CBD submarket of New Orleans, Louisiana. Built in 1984, the building, located on approximately 1.28 acres, contains approximately 762,000 net rentable square feet. Energy Centre was acquired for approximately $75 million.

     Austin Centre. On January 23, 1998, the Company acquired Austin Centre, a mixed-use property developed in 1986, including a Class A office building containing approximately 344,000 net rentable square feet, the 314-room Omni Austin Hotel Property and 61 apartments located on approximately 1.75 acres. The property is located in the CBD submarket of Austin, Texas, four blocks from the state capitol building and was

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

acquired for approximately $96.4 million. A subsidiary of Crescent Operating will oversee the marketing and operations of the Omni Austin Hotel Property pursuant to a lease with the Company.

     Post Oak Central. On February 13, 1998, the Company acquired Post Oak Central, a three-building Class A office complex located in the West Loop/Galleria suburban office submarket of Houston, Texas. Built between 1974 and 1981 and designed by renowned architects Philip Johnson and John Burgee, the buildings are located on approximately 17.3 acres and contain approximately 1.3 million net rentable square feet. Post Oak Central was acquired for approximately $155.3 million.

FINANCING ACTIVITIES

     On December 19, 1997, the Company's line of credit from a consortium of banks led by BankBoston, N.A. (the "Credit Facility") was increased to $550 million. The Credit Facility is unsecured and expires in June 2000.

     On February 13, 1998, the Company increased the maximum borrowings available under its bridge loan with BankBoston, N.A. to $250 million. The increase in the maximum borrowings available and the additional borrowings thereunder were made in connection with the funding of the purchase price of Post Oak Central. The bridge loan is unsecured and expires in March 1998.

SERIES A PREFERRED STOCK OFFERING

     On February 19, 1998, the Company completed a public offering of 8,000,000 shares of 6 3/4% Series A Convertible Cumulative Preferred Shares of beneficial interest, par value $.01 per share (the "Series A Preferred Shares") in an aggregate principal amount of $200 million. The Company used the net proceeds from the offering, equal to approximately $191.3 million, to repay certain amounts outstanding under the Credit Facility.

     Distributions on the Series A Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on or about the fifteenth day of February, May, August and November of each year, commencing May 15, 1998, at the rate of 6 3/4% of the liquidation preference per annum (equivalent to $1.6875 per annum per Series A Preferred Share).

     The Series A Preferred Shares are convertible at any time, in whole or in part, at the option of the holders thereof, unless previously redeemed, into Common Shares at a conversion price of $40.86 per Common Share (equivalent to a conversion rate of .6119 Common Shares per Series A Preferred Share), subject to adjustment in certain circumstances. The Series A Preferred Shares generally are not redeemable prior to February 18, 2003. On and after February 18, 2003, the Series A Preferred Shares will be redeemable, in whole or in part, at the option of the Company, at a redemption price of $25.00 per share, plus accrued and unpaid distributions, if any. The Series A Preferred Shares have no stated maturity date and will not be entitled to the benefit of any sinking fund or mandatory redemption provisions.

     The Series A Preferred Shares rank senior to the Common Shares as to rights to receive distributions and to participate in distributions or payments upon any liquidation, dissolution or winding up of the Company.

     The Series A Preferred Shares have been listed on the NYSE under the symbol "CEIPrA."

                                USE OF PROCEEDS

     The Company is issuing the Common Shares in satisfaction of certain obligations to MLI under a Swap Agreement between the Company and MLI entered into as of December 12, 1997 (the "Swap Agreement"). Accordingly, the Company will not receive any cash proceeds from this offering except $5,250 in payment of the aggregate par value of the Common Shares offered hereby. Such proceeds will be used for working capital.

                                   MANAGEMENT

     Set forth below is information with respect to the members of the Board of Trust Managers, all of whom joined the Predecessor Corporation as directors in 1994 (except Melvin Zuckerman who became a director in 1996) and the executive officers.

                  NAME                    TERM EXPIRES    AGE                        POSITION
                  ----                    ------------    ---                        --------
Richard E. Rainwater                        2000          53     Chairman of the Board of Trust Managers of
                                                                   Crescent Equities
John C. Goff                                1999          42     Vice Chairman of the Board of Trust Managers of
                                                                   Crescent Equities
Gerald W. Haddock                           1998          50     President, Chief Executive Officer and Sole
                                                                   Director of CREE Ltd., and President, Chief
                                                                   Executive Officer and Trust Manager of Crescent
                                                                   Equities
Anthony M. Frank                            2000          66     Trust Manager of Crescent Equities
Morton H. Meyerson                          1998          59     Trust Manager of Crescent Equities
William F. Quinn                            2000          50     Trust Manager of Crescent Equities
Paul E. Rowsey, III                         1999          43     Trust Manager of Crescent Equities
Melvin Zuckerman                            2000          69     Trust Manager of Crescent Equities
Dallas E. Lucas                             N/A           35     Senior Vice President, Chief Financial and
                                                                   Accounting Officer of Crescent Equities and
                                                                   CREE Ltd.
David M. Dean                               N/A           37     Senior Vice President, Law and Secretary of
                                                                   Crescent Equities and CREE Ltd.
James M. Eidson, Jr.                        N/A           43     Senior Vice President, Acquisitions of CREE Ltd.
William D. Miller                           N/A           39     Senior Vice President, Administration of CREE
                                                                   Ltd. and Crescent Equities
Bruce A. Picker                             N/A           33     Vice President and Treasurer of CREE Ltd. and
                                                                   Crescent Equities
Joseph D. Ambrose III                       N/A           47     Vice President, Administration of CREE Ltd.
Jerry R. Crenshaw, Jr.                      N/A           34     Vice President and Controller of CREE Ltd.
Barry L. Gruebbel                           N/A           43     Vice President, Property Management of CREE Ltd.
Howard W. Lovett                            N/A           40     Vice President, Corporate Leasing of CREE Ltd.
John M. Walker, Jr.                         N/A           47     Vice President, Acquisitions, of CREE Ltd.
John L. Zogg, Jr.                           N/A           34     Vice President, Leasing and Marketing of CREE
                                                                   Ltd.
Murphy C. Yates                             N/A           51     Director of Leasing and Operations of CREE Ltd.

                            STRUCTURE OF THE COMPANY

     The Company is a fully integrated real estate company operating as a REIT for federal income tax purposes. The Company provides management, leasing and development services with respect to certain of its Properties. Crescent Equities is a Texas real estate investment trust which became the successor to the Predecessor Corporation on December 31, 1996, through the merger of the Predecessor Corporation and CRE Limited Partner, Inc., a subsidiary of the Predecessor Corporation, into Crescent Equities. The merger was structured to preserve the existing business, purpose, tax status, management, capitalization and assets, liabilities and net worth (other than due to the costs of the transaction) of the Predecessor Corporation, and the economic interests and voting rights of the stockholders of the Predecessor Corporation (who became the shareholders of Crescent Equities as a result of the merger).

     The direct and indirect subsidiaries of Crescent Equities include the Operating Partnership; CREE Ltd.; seven single purpose limited partnerships in which the Operating Partnership owns substantially all of the economic interests directly through its approximately 99% limited partner interest in such seven limited partnerships, with the remaining interests owned indirectly by the Company through seven separate corporations, each of which is a wholly owned subsidiary of CREE Ltd. and is also the approximately 1% general partner of one of the seven limited partnerships. The Company conducts all of its business through the Operating Partnership and its other subsidiaries. The Company also has an economic interest in the development activities of the Residential Development Corporations. The Company owns the real estate mortgages and non-voting common stock representing interests ranging from approximately 40% to 95% in the

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

Residential Development Corporations. In addition, the Company owns an indirect 38% interest in each of two corporations that currently own and operate approximately 79 refrigerated warehouses with an aggregate of approximately 368 million cubic feet. The Company also has a 42.5% partnership interest in a partnership whose primary holdings consist of a 364-room executive conference center and general partner interests ranging from one to 50% in additional office, retail, multi-family and industrial properties.

     The following table sets forth, by subsidiary, the Properties owned by such subsidiary:

Operating Partnership:     The Addison, Addison Tower, The Amberton, AT&T Building,
                           Austin Centre, Bank One Center(1), Bank One Tower, Canyon
                           Ranch-Tucson, Cedar Springs Plaza, Central Park Plaza,
                           Chancellor Park(2), Concourse Office Park, Denver Marriott
                           City Center, Energy Centre, Fountain Place, Four
                           Seasons-Houston, Frost Bank Plaza, Greenway I, Greenway IA,
                           Greenway II, Houston Center Office Properties, MCI Tower,
                           The Meridian, Miami Center, Omni Austin Hotel, One Preston
                           Park, Palisades Central I, Palisades Central II, The Park
                           Shops at Houston Center, Post Oak Central, Reverchon Plaza,
                           Sonoma Mission Inn & Spa, Spectrum Center(3), Stemmons
                           Place, Three Westlake Park(4), Trammell Crow Center(5), U.S.
                           Home Building, The Woodlands Office Properties(6), The
                           Woodlands Retail Properties(6), Valley Centre, Ventana
                           Country Inn, Walnut Green, 44 Cook, 55 Madison, 160 Spear
                           Street, 301 Congress Avenue(7), 1615 Poydras, 3333 Lee
                           Parkway, 5050 Quorum and 6225 North 24th Street
Crescent Real Estate       The Aberdeen, The Avallon, Caltex House, The Citadel,
Funding I, L.P. ("Funding  Continental Plaza, The Crescent Atrium, The Crescent Office
I"):                       Towers, Regency Plaza One and Waterside Commons
Crescent Real Estate       Albuquerque Plaza, Barton Oaks Plaza One, Briargate Office
Funding II, L.P.           and Research Center, Hyatt Regency Albuquerque, Hyatt
("Funding II")             Regency Beaver Creek, Las Colinas Plaza, Liberty Plaza I &
                           II, MacArthur Center I & II, Ptarmigan Place, Stanford
                           Corporate Centre, Two Renaissance Square and 12404 Park
                           Central
Crescent Real Estate       Greenway Plaza Portfolio(8)
Funding III, IV and
V, L.P. ("Funding III,
IV and V"):
Crescent Real Estate       Canyon Ranch-Lenox
Funding VI, L.P.
("Funding VI"):
Crescent Real Estate       Behavioral Healthcare Facilities
Funding VII, L.P.
("Funding VII"):

---------------

(1) The Company owns a 50% interest in the limited partnership that owns Bank One Center.
(2) The Operating Partnership owns Chancellor Park through its ownership of the mortgage note secured by the building and through its direct and indirect interests in the partnership which owns the building.
(3) The Operating Partnership owns the principal economic interest in Spectrum Center through an interest in Spectrum Mortgage Associates, L.P., which owns both a mortgage note secured by the building and the ground lessor's interest in the land underlying the building.
(4) The Operating Partnership owns the principal economic interest in Three Westlake Park through its ownership of a mortgage note secured by the building.
(5) The Operating Partnership owns the principal economic interest in Trammell Crow Center through its ownership of fee simple title to the Property (subject to a ground lease and a leasehold estate regarding the building) and two mortgage notes encumbering the leasehold interests in the land and building.
(6) The Operating Partnership owns a 75% limited partner interest and an indirect approximately 10% general partner interest in the partnerships that own The Woodlands Office and Retail Properties.
(7) The Operating Partnership owns a 49% limited partner interest and Crescent/301, L.L.C., a wholly owned subsidiary of CREE Ltd. and the Operating Partnership, owns a 1% general partner interest in 301 Congress Avenue, L.P., the partnership that owns 301 Congress Avenue.
(8) Funding III owns the Greenway Plaza Portfolio, except for the central heated and chilled water plant building and Coastal Tower office building, both located within Greenway Plaza, which are owned by Funding IV and Funding V, respectively.

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

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following is a summary of the material federal income tax considerations associated with an investment in the Series A Preferred Shares offered hereby prepared by Shaw, Pittman, Potts & Trowbridge, tax counsel to Crescent Equities ("Tax Counsel"). This discussion is based upon the laws, regulations and reported rulings and decisions in effect as of the date of this Prospectus Supplement, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income or other tax consequences applicable to all investors in light of their particular investment circumstances or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to the operation of Crescent Equities or the Operating Partnership or to the purchase, ownership or disposition of the Series A Preferred Shares is being requested from the Internal Revenue Service (the "IRS") or from any other tax authority. Tax Counsel has rendered certain opinions discussed herein and believes that if the IRS were to challenge the conclusions of Tax Counsel, such conclusions would prevail in court. However, opinions of counsel are not binding on the IRS or on the courts, and no assurance can be given that the conclusions reached by Tax Counsel would be sustained in court.

     EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES A PREFERRED SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF CRESCENT EQUITIES

     Crescent Equities has made an election to be treated as a real estate investment trust under Sections 856 through 860 of the Code (as used in this section, a "REIT"), commencing with its taxable year ended December 31, 1994. Crescent Equities believes that it was organized and has operated in such a manner so as to qualify as a REIT, and Crescent Equities intends to continue to operate in such a manner, but no assurance can be given that it has operated in a manner so as to qualify, or will operate in a manner so as to continue to qualify as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code sections, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Tax Counsel, Crescent Equities qualified as a REIT under the Code with respect to its taxable years ending on or before December 31, 1997, and is organized in conformity with the requirements for qualification as a REIT, its manner of operation has enabled it to meet the requirements for qualification as a REIT as of the date of this Prospectus Supplement, and its proposed manner of operation will enable it to meet the requirements for qualification as a REIT in the future. It must be emphasized that this opinion is based on various assumptions relating to the organization and operation of Crescent Equities and the Operating Partnership and is conditioned upon certain representations made by Crescent Equities and the Operating Partnership as to certain relevant factual matters, including matters related to the organization, expected operation, and assets of Crescent Equities and the Operating Partnership. Moreover, continued qualification as a REIT will depend upon Crescent Equities' ability to meet, through actual annual operating results, the distribution levels, stock ownership requirements and the various qualification tests and other requirements imposed under the Code, as discussed below. Accordingly, no assurance can be given that the actual stock ownership of Crescent Equities, the mix of its assets, or the results of its operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failing to qualify as a REIT, see "-- Taxation of Crescent Equities -- Failure to Qualify," below.

     If Crescent Equities qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investments in a corporation. However, Crescent Equities will be subject to federal income tax in the following circumstances. First, Crescent Equities will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains. Second, under certain circumstances, Crescent Equities may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Crescent Equities has "net income from foreclosure property," it will be subject to tax on such income at the highest corporate rate. "Foreclosure property" generally means real property and any personal property incident to such real property which is acquired as a result of a default either on a lease of such property or on indebtedness which such property secured and with respect to which an appropriate election is made, except that property ceases to be foreclosure property (i) after a three-year period (which in certain cases may be extended by the IRS) or, if earlier, (ii) when the REIT engages in construction on the property (other than for completion of certain improvements) or for more than 90 days uses the property in a business conducted other than through an independent contractor. "Net income from foreclosure property" means (a) the net gain from disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (b) other net income from foreclosure property which would not satisfy the 75% gross income test (discussed below). Property is not eligible for the election to be treated as foreclosure property if the loan or lease with respect to which the default occurs (or is imminent) was made, entered into or acquired by the REIT with an intent to evict or foreclose or when the REIT knew or had reason to know that default would occur. Fourth, if Crescent Equities has "net income derived from prohibited transactions," such income will be subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of business. Fifth, if Crescent Equities should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Crescent Equities fails the 75% or 95% test. Sixth, if, during each calendar year, Crescent Equities fails to distribute at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year, (ii) 95% of its "real estate investment trust capital gain net income" for such year, and (iii) any undistributed taxable income from prior periods, Crescent Equities will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if Crescent Equities acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Crescent Equities' hands is determined by reference to the basis of the asset (or any other property) in the hands of the corporation, and Crescent Equities recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by Crescent Equities, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by Crescent Equities over the adjusted basis in such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in regulations promulgated by the United States Department of Treasury under the Code ("Treasury Regulations") that have not yet been promulgated). (The results described above with respect to the recognition of "built-in gain" assume that Crescent Equities will make an election pursuant to IRS Notice 88-19.)

     Requirements of Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held (without reference to any rules of attribution) by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding certain distributions and the nature of its income and assets and properly files an election to be treated as a REIT. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months).

     Crescent Equities issued sufficient Common Shares pursuant to the Initial Offering to satisfy the requirements described in (5) and (6) above. While the existence of Exchange Rights may cause Limited Partners to be deemed to own the Common Shares they could acquire through the Exchange Rights, the amount of Common Shares that can be acquired at any time through the Exchange Rights is limited to an amount which, together with any other Common Shares actually or constructively deemed, under the Declaration of Trust, to be owned by any person, does not exceed the Ownership Limit (as defined in the accompanying Prospectus). See "Description of Common Shares -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus. Moreover, the ownership of Common Shares generally is limited under the Ownership Limit to no more than 8.0% of the outstanding Common Shares. In addition, the Declaration of Trust provides for restrictions regarding the ownership or transfer of Common Shares in order to assist Crescent Equities in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Description of Common Shares -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus.

     If a REIT owns a "qualified REIT subsidiary," the Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and such items of the REIT itself. A qualified REIT subsidiary is a corporation all of the capital stock of which has been owned by the REIT from the commencement of such corporation's existence. CREE Ltd., CRE Management I Corp. ("Management I"), CRE Management II Corp. ("Management II"), CRE Management III Corp. ("Management III"), CRE Management IV Corp. ("Management IV"), CRE Management V Corp. ("Management V"), CRE Management VI Corp. ("Management VI"), CRE Management VII Corp. ("Management VII"), CresCal Properties, Inc. and Crescent Commercial Realty Corp. are qualified REIT subsidiaries, and thus all of the assets (i.e., the respective partnership interests in the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V, Funding VI, Funding VII, CresCal Properties, L.P. and Crescent Commercial Realty Holdings, L.P.), liabilities and items of income, deduction and credit of CREE Ltd., Management I, Management II, Management III, Management IV, Management V, Management VI, Management VII, CresCal Properties, Inc. and Crescent Commercial Realty Corp. are treated as assets and liabilities and items of income, deduction and credit of Crescent Equities. Unless otherwise required, all references to Crescent Equities in this "Federal Income Tax Considerations" section refer to Crescent Equities and its qualified REIT subsidiaries.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT shall retain the same character as in the hands of the partnership for purposes of
Section 856 of the Code, including satisfying the gross income tests and the assets tests described below. Thus, Crescent Equities' proportionate share of the assets, liabilities and items of income of the Operating Partnership and its subsidiary partnerships are treated as assets, liabilities and items of income of Crescent Equities for purposes of applying the requirements described herein.

     Income Tests. In order for Crescent Equities to achieve and maintain its qualification as a REIT, there are currently two requirements relating to Crescent Equities' gross income that must be satisfied annually. First, at least 75% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must consist of temporary investment income or of certain defined categories of income derived directly or indirectly from investments relating to real property or mortgages on real property. These categories include, subject to various limitations, rents from real property, interest on mortgages on real property, gains from the sale or other disposition of real property (including interests in real property and in mortgages on real property) not primarily held for sale to customers in the ordinary course of business, income from foreclosure property, and amounts received as consideration for entering into either loans secured by real property or purchases or leases of real property. Second, at least 95% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from income qualifying under the 75% test and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. In addition, for each taxable year before 1998, gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30% of Crescent Equities' gross income (including gross income from prohibited transactions) for such taxable year. Crescent Equities, through its partnership interests in the Operating Partnership and all subsidiary partnerships, believes it satisfied all three of these income tests for 1994, 1995, 1996 and 1997 and expects to satisfy the two current tests for subsequent taxable years.

     The bulk of the Operating Partnership's income is currently derived from rents with respect to the Office Properties, the Behavioral Healthcare Facilities, the Hotel Properties and the Retail Properties. Rents received by Crescent Equities will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the REIT, or an owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents to qualify as "rents from real property," a REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, except that a REIT may directly perform services which are "usually or customarily rendered" in connection with the rental of space for occupancy, other than services which are considered to be rendered to the occupant of the property. However, a REIT is currently permitted to earn up to one percent of its gross income from tenants, determined on a property-by-property basis, by furnishing services that are noncustomary or provided directly to the tenants, without causing the rental income to fail to qualify as rents from real property.

     Crescent Equities, based in part upon opinions of Tax Counsel as to whether various tenants, including CBHS and the lessees of the Hotel Properties, constitute Related Party Tenants, believes that the income it received in 1994, 1995, 1996 and 1997 and will receive in subsequent taxable years from (i) charging rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage or percentages of receipts or sales, as described above); (ii) charging rent for personal property in an amount greater than 15% of the total rent received under the applicable lease; (iii) directly performing services considered to be rendered to the occupant of property or which are not usually or customarily furnished or rendered in connection with the rental of real property; or (iv) entering into any lease with a Related Party Tenant, will not cause Crescent Equities to fail to meet the gross income tests. Opinions of counsel are not binding upon the IRS or any court, and there can be no assurance that the IRS will not assert a contrary position successfully.

     The Operating Partnership will also receive fixed and contingent interest on the Residential Development Property Mortgages. Interest on mortgages secured by real property satisfies the 75% and 95% gross income tests only if it does not include any amount the determination of which depends in whole or in part on the income of any person, except that (i) an amount is not excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales and (ii) income derived from a shared appreciation provision in a mortgage is treated as gain recognized from the sale of the secured property. Certain of the Residential Development Property Mortgages contain provisions for contingent interest based upon property sales. In the opinion of Tax Counsel, each of the Residential Development Property Mortgages constitutes debt for federal income tax purposes, any contingent interest derived therefrom will be treated as being based on a fixed percentage of sales, and therefore all interest derived therefrom will constitute interest received from mortgages for purposes of the 75% and 95% gross income tests. If, however, the contingent interest provisions were instead characterized as shared appreciation provisions, any resulting income would, because the underlying properties are primarily held for sale to customers in the ordinary course, be subject to a 100% tax.

     In connection with the 1997 distribution by Crescent Equities of the common stock of Crescent Operating, Crescent Equities was required to recognize gain equal to the excess, if any, of the fair market value of the assets distributed over the basis of Crescent Equities in them. In the opinion of Tax Counsel, such gain constituted gain on the sale of stock or securities for purposes of the gross income tests. Opinions of counsel are not binding upon the IRS or any court, and there can be no assurance that the IRS will not assert a contrary position successfully.

     In applying the 95% and 75% gross income tests to Crescent Equities, it is necessary to consider the form in which certain of its assets are held, whether that form will be respected for federal income tax purposes, and whether, in the future, such form may change into a new form with different tax attributes (for example, as a result of a foreclosure on debt held by the Operating Partnership). For example, the Residential Development Properties are primarily held for sale to customers in the ordinary course of business, and the income resulting from such sales, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests. In addition, such income would be considered "net income from prohibited transactions" and thus would be subject to a 100% tax. The income from such sales, however, will be earned by the Residential Development Corporations rather than by the Operating Partnership and will be paid to the Operating Partnership in the form of interest and principal payments on the Residential Development Property Mortgages or distributions with respect to the stock in the Residential Development Corporations held by the Operating Partnership. In similar fashion, the income earned by the Hotel Properties, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests because it would not constitute "rents from real property." Such income is, however, earned by the lessees of these Hotel Properties and what the Operating Partnership receives from the lessees of these Hotel Properties is rent. Comparable issues are raised by the Operating Partnership's acquisition of subordinated debt secured by a Florida hotel and by the acquisition of an interest in the partnership which owns the hotel by Crescent Development Management Corporation ("CDMC"), one of the Residential Development Corporations. If such debt were recharacterized as equity, or if the ownership of the partnership were attributed from CDMC to the Operating Partnership, the Operating Partnership would be treated as receiving income from hotel operations rather than interest income on the debt or dividend income from CDMC. Furthermore, if Crescent Operating, Inc. were treated for federal income tax purposes as not separate from or an agent of either Crescent Equities or the Operating Partnership, or if Crescent Equities and Crescent Operating, Inc. were treated as a "stapled entity," the income, assets and activities of Crescent Operating, Inc. would be considered to be the income, assets and activities of Crescent Equities, with the result that Crescent Equities would fail to meet the 95% and 75% gross income tests or the asset tests discussed below. A similar consequence might follow if the loan of approximately $35.9 million from the Operating Partnership to Crescent Operating, Inc. does not constitute debt for federal income tax purposes.

     Tax Counsel is of the opinion that (i) the Residential Development Properties or any interest therein will be treated as owned by the Residential Development Corporations, (ii) amounts derived by the Operating Partnership from the Residential Development Corporations under the terms of the Residential Development Property Mortgages will qualify as interest or principal, as the case may be, paid on mortgages on real property for purposes of the 75% and 95% gross income tests, (iii) amounts derived by the Operating Partnership with respect to the stock of the Residential Development Corporations will be treated as distributions on stock (i.e., as dividends, a return of capital, or capital gain, depending upon the circumstances) for purposes of the 75% and 95% gross income tests, (iv) the leases of the Hotel Properties will be treated as leases for federal income tax purposes, and the rent payable thereunder will qualify as "rents from real property," (v) the subordinated debt secured by the Florida hotel will be treated as debt for federal income tax purposes, the income payable thereunder will qualify as interest, and CDMC's ownership of the partnership interest in the partnership which owns the hotel will not be attributed to the Operating Partnership, (vi) Crescent Operating, Inc. will be treated for federal income tax purposes as a corporate entity separate from and not an agent of either Crescent Equities or the Operating Partnership, and Crescent Operating, Inc. and Crescent Equities will not be treated as a stapled entity for federal income tax purposes; and
(vii) the loan of approximately $35.9 million from the Operating Partnership to Crescent Operating, Inc. will constitute debt for federal income tax purposes. Tax Counsel has provided opinions similar to those provided with respect to the Operating Partnership's investment in the Residential Development Corporations with respect to its investments in certain other entities through non-voting securities and secured debt. Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving transactions with terms substantially the same as those with respect to the Residential Development Corporations, the leases of the Hotel Properties and the relationship among Crescent Equities, the Operating Partnership and Crescent Operating, Inc. Therefore, the opinions of Tax Counsel with respect to these matters are based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the IRS or any court, and there can be no assurance that the IRS will not assert successfully a contrary position. If one or more of the leases of the Hotel Properties is not a true lease, part or all of the payments that the Operating Partnership receives from the respective lessee may not satisfy the various requirements for qualification as "rents from real property," or the Operating Partnership might be considered to operate the Hotel Properties directly. In that case, Crescent Equities likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, likely would lose its REIT status. Similarly, if the IRS were to challenge successfully the arrangements with the Residential Development Corporations or Crescent Operating, Inc., Crescent Equities' qualification as a REIT could be jeopardized.

     If any of the Residential Development Properties were to be acquired by the Operating Partnership as a result of foreclosure on any of the Residential Development Property Mortgages, or if any of the Hotel Properties were to be operated directly by the Operating Partnership or a subsidiary partnership as a result of a default by the lessee under the lease, such property would constitute foreclosure property for three years following its acquisition (or for up to an additional three years if an extension is granted by the IRS), provided that (i) the Operating Partnership or its subsidiary partnership conducts sales or operations through an independent contractor; (ii) the Operating Partnership or its subsidiary partnership does not undertake any construction on the foreclosed property other than completion of improvements which were more than 10% complete before default became imminent; and (iii) foreclosure was not regarded as foreseeable at the time Crescent Equities acquired the Residential Development Property Mortgages or leased the Hotel Properties. For so long as any of these properties constitutes foreclosure property, the income from such sales would be subject to tax at the maximum corporate rates and would qualify under the 75% and 95% gross income tests. However, if any of these properties does not constitute foreclosure property at any time in the future, income earned from the disposition or operation of such property will not qualify under the 75% and 95% gross income tests.

     With regard to the sale of the Common Shares to an affiliate of Union Bank of Switzerland as well as the sale of Common Shares to Merrill Lynch International, it is possible that Crescent Equities may receive certain payments in Common Shares, depending on the market price of the Common Shares upon settlement of the forward share purchase agreements. In the opinion of Tax Counsel, such payments will not constitute gross income and therefore will not be taken into account in the application of gross income tests.

     Crescent Equities anticipates that it will have certain income which will not satisfy the 75% or the 95% gross income test. For example, income from dividends on the stock of the Residential Development Corporations and any gain recognized upon the distribution of the common stock of Crescent Operating, Inc. will not satisfy the 75% gross income test. Furthermore, the amount of gain Crescent Equities recognized upon this distribution depended upon the fair market value of the common stock of Crescent Operating, Inc. at the time of the distribution. Prior to the distribution, the Board of Trust Managers of Crescent Equities determined that the value of this stock was $.99 per share but there can be no assurance that the IRS will agree with this determination in light of various factors including subsequent trading prices. It is also possible that certain income resulting from the use of creative financing or acquisition techniques would not satisfy the 75% or 95% gross income tests. Crescent Equities believes, however, that the aggregate amount of nonqualifying income will not cause Crescent Equities to exceed the limits on nonqualifying income under the 75% or 95% gross income tests.

     If Crescent Equities fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if Crescent Equities' failure to meet such tests is due to reasonable cause and not to willful neglect, Crescent Equities attaches a schedule of the sources of its income to its tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Crescent Equities would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions apply, a tax equal to approximately 100% of the corresponding net income would be imposed with respect to the excess of 75% or 95% of Crescent Equities' gross income over Crescent Equities' qualifying income in the relevant category, whichever is greater.

     Asset Tests. Crescent Equities, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Crescent Equities' total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership, any partnerships in which the Operating Partnership owns an interest, or qualified REIT subsidiaries of Crescent Equities and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of Crescent Equities), cash, cash items and government securities. Second, not more than 25% of Crescent Equities' total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Crescent Equities may not exceed 5% of the value of Crescent Equities' total assets, and Crescent Equities may not own more than 10% of any one issuer's outstanding voting securities. The 25% and 5% tests generally must be met for any quarter in which Crescent Equities acquires securities of an issuer. Thus, this requirement must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights).

     The Operating Partnership owns 100% of the non-voting stock of each Residential Development Corporation. In addition, the Operating Partnership owns the Residential Development Property Mortgages. As stated above, in the opinion of Tax Counsel each of these mortgages will constitute debt for federal income tax purposes and therefore will be treated as a real estate asset; however, the IRS could assert that such mortgages should be treated as equity interests in their respective issuers, which would not qualify as real estate assets. By virtue of its ownership of partnership interests in the Operating Partnership, Crescent Equities will be considered to own its pro rata share of these assets. Neither Crescent Equities nor the Operating Partnership, however, will directly own more than 10% of the voting securities of any Residential Development Corporation at the end of any quarter of Crescent Equities' taxable year, and, in the opinion of Tax Counsel, Crescent Equities will not be considered to own any of such voting securities. In addition, Crescent Equities and its senior management believe that Crescent Equities' pro rata shares of the value of the securities of each Residential Development Corporation do not separately exceed 5% of the total value of Crescent Equities' total assets. This belief is based in part upon its analysis of the estimated values of the various securities owned by the Operating Partnership relative to the estimated value of the total assets owned by the Operating Partnership. No independent appraisals will be obtained to support this conclusion, and Tax Counsel, in rendering its opinion as to the qualification of Crescent Equities as a REIT, is relying on the conclusions of Crescent Equities and its senior management as to the value of the various securities and other assets. There can be no assurance, however, that the IRS might not contend that the values of the various securities held by Crescent Equities through the Operating Partnership separately exceed the 5% value limitation or, in the aggregate, exceed the 25% value limitation or that the voting securities of the Residential Development Corporations should be considered to be owned by Crescent Equities. Finally, if the Operating Partnership were treated for tax purposes as a corporation rather than as a partnership, Crescent Equities would violate the 10% of voting securities and 5% of value limitations, and the treatment of any of the

Operating Partnership's subsidiary partnerships as a corporation rather than as a partnership could also violate one or the other, or both, of these limitations. In the opinion of Tax Counsel, for federal income tax purposes the Operating Partnership and all the subsidiary partnerships will be treated as partnerships and not as either associations taxable as corporations or publicly traded partnerships. See "-- Tax Aspects of the Operating Partnership and the Subsidiary Partnerships" below.

     As noted above, the 5% and 25% value requirements must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights). Although Crescent Equities plans to take steps to ensure that it satisfies the 5% and 25% value tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps (i) will always be successful; (ii) will not require a reduction in Crescent Equities' overall interest in the various corporations; or
(iii) will not restrict the ability of the Residential Development Corporations to increase the sizes of their respective businesses, unless the value of the assets of Crescent Equities is increasing at a commensurate rate.

     Annual Distribution Requirements. In order to qualify as a REIT, Crescent Equities is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the "real estate investment trust taxable income" of Crescent Equities (computed without regard to the dividends paid deduction and Crescent Equities' net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) certain excess noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Crescent Equities timely files its tax return for such year, and if paid on or before the date of the first regular dividend payment after such declaration. To the extent that Crescent Equities does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "real estate investment trust taxable income," as adjusted, it will be subject to tax thereon at regular capital gains and ordinary corporate tax rates. Furthermore, if Crescent Equities should fail to distribute, during each calendar year, at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year; (ii) 95% of its "real estate investment trust capital gain income" for such year; and (iii) any undistributed taxable income from prior periods, Crescent Equities would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Crescent Equities believes that it has made and intends to make timely distributions sufficient to satisfy all annual distribution requirements. In this regard, the limited partnership agreement of the Operating Partnership (the "Operating Partnership Agreement") authorizes CREE Ltd., as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Crescent Equities to meet these distribution requirements. It is possible, however, that, from time to time, Crescent Equities may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at its "real estate investment trust taxable income." Issues may also arise as to whether certain items should be included in income. For example, Tax Counsel has opined that the Operating Partnership should include in income only its share of the interest income actually paid on the two mortgage notes secured by Spectrum Center and Three Westlake Park, respectively, and the two mortgage notes secured by Trammell Crow Center, all of which were acquired at a substantial discount, rather than its share of the amount of interest accruing pursuant to the terms of these investments, but opinions of counsel are not binding on the IRS or the courts. In this regard, the IRS has taken a contrary view in a recent technical advice memorandum concerning the accrual of original issue discount. The Company believes, however, that even if the Operating Partnership were to include in income the full amount of interest income accrued on these notes, and the Operating Partnership were not allowed any offsetting deduction for the amount of such interest to the extent it is uncollectible, the Company nonetheless would be able to satisfy the 95% distribution requirement without borrowing additional funds or distributing stock dividends (as discussed below). In addition, it is possible that certain creative financing or creative acquisition techniques used by the Operating Partnership may result in income (such as income from cancellation of indebtedness or gain upon the receipt of assets in foreclosure whose fair market value exceeds the Operating Partnership's basis in the debt which was foreclosed upon) which is not accompanied by cash proceeds. In this regard, the modification of a debt can result in taxable gain equal to the difference between the holder's basis in the debt and the principal amount of the modified debt. Tax Counsel has opined that the four mortgage notes secured by Spectrum Center, Three Westlake Park and Trammell Crow Center, were not modified in the hands of the Operating Partnership. Based on the foregoing, Crescent Equities may have less cash available for distribution in a particular year than is necessary to meet its annual 95% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income for such year. To meet the 95% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, Crescent Equities may find it appropriate to arrange for borrowings through the Operating Partnership or to pay distributions in the form of taxable share dividends.

     Under certain circumstances, Crescent Equities may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in Crescent Equities' deduction for dividends paid for the earlier year. Thus, Crescent Equities may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Crescent Equities will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Ownership Information. Pursuant to applicable Treasury Regulations, in order to be treated as a REIT, Crescent Equities must maintain certain records and request certain information from its shareholders designed to disclose the actual ownership of its Equity Shares (as defined in the accompanying Prospectus). Crescent Equities believes that it has complied and intends to continue to comply with such requirements.

     Failure to Qualify. If Crescent Equities fails to qualify as a REIT in any taxable year and the relief provisions do not apply, Crescent Equities will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Crescent Equities fails to qualify as a REIT will not be deductible by Crescent Equities; nor will they be required to be made. If Crescent Equities fails to qualify as a REIT, then, to the extent of Crescent Equities' current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Crescent Equities will also be disqualified from electing to be treated as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to state whether in all circumstances Crescent Equities would be entitled to such statutory relief.

     Pending Legislation. On February 2, 1998, President Clinton released a proposed budget for fiscal year 1999. The budget proposal contained a variety of proposed income tax changes, four of which pertain to REITs. First, a regular corporation with a fair market value of more than $5,000,000 which elects REIT status or merges into a REIT would be treated as if it had liquidated and distributed all its assets to its shareholders, and its shareholders had then contributed the assets to the electing or existing REIT. This deemed liquidation would cause the regular corporation to be taxed as if it had sold its assets for fair market value and would cause its shareholders to be taxed as if they had sold their stock for fair market value. The proposal would be effective for elections that are first effective for a taxable year beginning after January 1, 1999, and for mergers after December 31, 1998. Second, five REITs were allowed to continue as stapled entities with regular corporations (i.e., the stock of the REIT is traded together with the stock of the regular corporation) despite the general prohibition of this structure under Section 269A of the Code, enacted in 1984. For any properties acquired on or after the first date of congressional committee action with respect to the budget proposal (the "Committee Action Date"), where the stapled regular corporation undertakes activities or services relating to the properties, the REITs would be made subject to Section 269A. Third, under current law, REITs may not own more than 10% of the voting stock of a regular corporation. Under the proposal, they also would not be permitted to own more than 10% of the value of all classes of stock of a corporation. This prohibition would apply to stock acquired on or after the Committee Action Date. REITs would continue to be allowed to own corporations whose stock they owned prior to the Committee Action Date, but this grandfathered status would terminate if, after the Committee Action Date, the corporation engaged in a new trade or business or acquired substantial new assets or the REIT acquired additional stock in a corporation. Fourth, a new ownership restriction would be imposed on REITs, prohibiting any one person from owning more than 50% of the total combined voting power of all voting stock or more than 50% of the total value of shares of all classes of stock of the REIT. Current law already contains ownership restrictions applicable to individuals; this new limitation would affect owners other than individuals. It would be effective for entities electing REIT status for taxable years beginning on or after the Committee Action Date.

     The proposal of the 1999 budget represents an early stage in the legislative process. It is impossible to predict what legislation, if any, ultimately will be enacted or what impact any legislation that is enacted would have on Crescent Equities.

TAXATION OF SERIES A PREFERRED SHARES

     Distributions to Holders of Series A Preferred Shares. Distributions with respect to the Series A Preferred Shares will be taxable as described below in "-- Taxation of Taxable Domestic Shareholders," "-- Taxation of Tax-Exempt Shareholders" and "-- Taxation of Foreign Shareholders."

     Redemption or Conversion of Series A Preferred Shares to Common Shares. Assuming that Series A Preferred Shares will not be redeemed or converted at a time when there are distributions in arrears, in general, no gain or loss will be recognized for federal income tax purposes upon the redemption or conversion of the Series A Preferred Shares at the option of the holder solely into Common Shares. The basis that a holder will have for tax purposes in the Common Shares received will be equal to the adjusted basis the holder had in the Series A Preferred Shares so redeemed or converted and, provided that the Series A Preferred Shares were held as a capital asset, the holding period for the Common Shares received will include the holding period for the Series A Preferred Shares redeemed or converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of a fractional Common Share in an amount equal to the difference between the amount of cash received and the holder's adjusted basis in such fractional share.

     If a redemption or conversion occurs when there is a dividend arrearage on the Series A Preferred Shares and the fair market value of the Common Shares exceeds the issue price of the Series A Preferred Shares, a portion of the Common Shares received might be treated as a dividend distribution taxable as ordinary income.

     Adjustments to Conversion Price. Under Section 305 of the Code, holders of preferred stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend where the conversion ration is adjusted to reflect a cash or property distribution with respect to the common stock into which it is convertible. An adjustment to the conversion price made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Series A Preferred Shares may not qualify as being pursuant to a bona fide, reasonable adjustment formula. If a nonqualifying adjustment were made, the holders of Series A Preferred Shares might be deemed to have received a taxable stock dividend.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     For purposes of this summary, a "U.S. Shareholder" means a beneficial owner of Common Shares or Series A Preferred Shares, who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source,
(iv) a trust if a court within the United States is able to exercise primary jurisdiction over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (v) a partnership to the extent the interest therein is owned by any of the persons described in clauses (i), (ii), (iii), or (iv) above. As used herein, the term "Non-U.S. Shareholder" means a beneficial owner of Common Shares or Series A Preferred Shares, that is not a U.S. Shareholder.

     Any distribution declared by Crescent Equities in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by Crescent

Equities and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by Crescent Equities during January of the following calendar year. As long as Crescent Equities qualifies as a REIT, distributions made to Crescent Equities' taxable U.S. Shareholders out of Crescent Equities' current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Shareholders as ordinary income and, for corporate U.S. Shareholders, will not be eligible for the dividends received deduction. Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Crescent Equities' actual net capital gain for the taxable year) without regard to the period for which the U.S. Shareholder has held its Common Shares or Series A Preferred Shares. However, corporate U.S. Shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, Crescent Equities may elect to retain and pay income tax on its net long-term capital gains. If Crescent Equities so elects, each U.S. Shareholder will take into income the U.S. Shareholder's share of the retained capital gain as long-term capital gain and will receive a credit or refund for that U.S. Shareholder's share of the tax paid by Crescent Equities. The U.S. Shareholder will increase the basis of such U.S. Shareholder's shares by an amount equal to the excess of the retained capital gain included in the U.S. Shareholder's income over the tax deemed paid by such U.S. Shareholder. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares or Series A Preferred Shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Shareholder's Common Shares or Series A Preferred Shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the U.S. Shareholder. U.S. Shareholders may not include any net operating losses or capital losses of Crescent Equities in their respective income tax returns.

     In general, any loss upon a sale or exchange of shares by a U.S. Shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from Crescent Equities required to be treated by such U.S. Shareholder as long-term capital gain.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Most tax-exempt employees' pension trusts are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Common Shares or Series A Preferred Shares with "acquisition indebtedness" within the meaning of the Code and the Common Shares or Series A Preferred Shares and not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from such a REIT as UBTI. The Company has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN SHAREHOLDERS

     The rules governing United States federal income taxation of Non-U.S. Shareholders are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local tax laws with regard to an investment in Common Shares or Series A Preferred Shares, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by Crescent Equities of United States real property interests and not designated by Crescent Equities as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of Crescent Equities. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. A number of U.S. tax treaties that reduce the rate of withholding tax on corporate dividends do not reduce, or reduce to a lesser extent, the rate of withholding applied to dividends from a REIT. Crescent Equities expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies (and, with regard to payments on or after January 1, 1999, the Non-U.S. Shareholder (1) files IRS Form W-8 with Crescent Equities and, (2) if the Common Shares or Series A Preferred Shares are not traded on an established securities market, acquires a taxpayer identification number from the IRS) or (ii) the Non-U.S. Shareholder has filed an IRS Form 4224 (or, with respect to payments on or after January 1, 1999, files IRS Form W-8) with Crescent Equities claiming that the distribution is effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business. Distributions in excess of Crescent Equities' current and accumulated earnings and profits will be treated as a return of capital to the extent of the adjusted basis of a Non-U.S. Shareholder's shares and thereafter as capital gain, which will be taxable to the extent that the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of the Common Shares or Series A Preferred Shares, as described below. Distributions in excess of current and accumulated earnings and profits are currently subject to withholding at the same 30% or lower treaty rate applicable to ordinary income dividends, but a Non-U.S. Shareholder may seek a refund of amounts of tax withheld in excess of the Non-U.S. Shareholder's actual U.S. tax liability, provided the required information is furnished to the IRS. Beginning with payments made on or after January 1, 1999, Crescent Equities will be permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current and accumulated earnings and profits. Such distributions will generally be subject to a 10% withholding tax, which may be refunded to the extent it exceeds the shareholder's actual U.S. tax liability, provided the required information is furnished to the IRS.

     For any year in which Crescent Equities qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Crescent Equities of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder, subject to possible exemption or rate reduction under an applicable tax treaty. Crescent Equities is required to withhold 35% of any distribution that could be designated by Crescent Equities as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of Common Shares or Series A Preferred Shares generally will not be taxed under FIRPTA if Crescent Equities is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. Crescent Equities believes that it is, and currently expects to continue to be, a "domestically controlled REIT," and in such case the sale of Common Shares or Series A Preferred Shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Shareholder if
(i) investment in the Common Shares or Series A Preferred Shares is treated as effectively connected with the Non-U.S. Shareholder's U.S. trade or business or
(ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. Effectively connected gain realized by a foreign corporate shareholder may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of Common Shares or Series A Preferred Shares is subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to the additional 30% branch profits tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Shares or Series A Preferred Shares would be required to withhold and remit to the IRS 10% of the purchase price.

TAX ASPECTS OF THE OPERATING PARTNERSHIP AND THE SUBSIDIARY PARTNERSHIPS

     The following discussion summarizes certain federal income tax considerations applicable solely to Crescent Equities' investment in the Operating Partnership and its subsidiary partnerships and represents the views of Tax Counsel. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

     Classification of the Operating Partnership and its Subsidiary Partnerships for Tax Purposes. In the opinion of Tax Counsel, based on the provisions of the Operating Partnership Agreement and the partnership agreements of the various subsidiary partnerships, certain factual assumptions and certain representations described in the opinion, the Operating Partnership and the subsidiary partnerships will each be treated as a partnership and neither an association taxable as a corporation for federal income tax purposes, nor a "publicly traded partnership" taxable as a corporation. Unlike a ruling from the IRS, however, an opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership and its subsidiary partnerships as partnerships for federal income tax purposes. If for any reason the Operating Partnership were taxable as a corporation rather than as a partnership for federal income tax purposes, Crescent Equities would fail to qualify as a REIT because it would not be able to satisfy the income and asset requirements. See "-- Taxation of Crescent Equities," above. In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event, in which case Crescent Equities might incur a tax liability without any related cash distributions. See "-- Taxation of Crescent Equities," above. Further, items of income and deduction for the Operating Partnership would not pass through to the respective partners, and the partners would be treated as shareholders for tax purposes. The Operating Partnership would be required to pay income tax at regular corporate tax rates on its net income, and distributions to partners would constitute dividends that would not be deductible in computing the Operating Partnership's taxable income. Similarly, if any of the subsidiary partnerships were taxable as a corporation rather than as a partnership for federal income tax purposes, such treatment might cause Crescent Equities to fail to qualify as a REIT, and in any event such partnership's items of income and deduction would not pass through to its partners, and its net income would be subject to income tax at regular corporate rates.

     Income Taxation of the Operating Partnership and its Subsidiary Partnerships. A partnership is not a taxable entity for federal income tax purposes. Rather, Crescent Equities will be required to take into account its allocable share of the Operating Partnership's income, gains, losses, deductions and credits for any taxable year of such Partnership ending within or with the taxable year of Crescent Equities, without regard to whether Crescent Equities has received or will receive any cash distributions. The Operating Partnership's income, gains, losses, deductions and credits for any taxable year will include its allocable share of such items from its subsidiary partnerships.

     Tax Allocations with Respect to Pre-Contribution Gain. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with the unrealized gain associated with the property at the time of the contribution. The amount of such unrealized gain is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of the properties initially contributed to the Operating Partnership were substantially in excess of their adjusted tax bases. The Operating Partnership Agreement requires that allocations attributable to each item of initially contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, such partners' share of book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Accordingly, the depreciation deductions allocable will not correspond exactly to the percentage interests of the partners. Upon the disposition of any item of initially contributed property, any gain attributable to an excess at such time of basis for book purposes over basis for tax purposes will be allocated for tax purposes to the contributing partner and, in addition, the Operating Partnership Agreement provides that any remaining gain will be allocated for tax purposes to the contributing partners to the extent that tax depreciation previously allocated to the noncontributing partners was less than the book depreciation allocated to them. These allocations are intended to be consistent with Section 704(c) of the Code and with Treasury Regulations thereunder. The tax treatment of properties contributed to the Operating Partnership subsequent to its formation is expected generally to be consistent with the foregoing.

     In general, the contributing partners will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of one or more of the contributed properties. These tax allocations will tend to reduce or eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely rectify the Book-Tax Difference on an annual basis. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause Crescent Equities to be allocated lower depreciation and other deductions. This may cause Crescent Equities to recognize taxable income in excess of cash proceeds, which might adversely affect Crescent Equities' ability to comply with the REIT distribution requirements. See "-- Taxation of Crescent Equities," above.

SALE OF PROPERTY

     Generally, any gain realized by the Operating Partnership on the sale of real property, if the property is held for more than one year, will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

     Crescent Equities' share of any gain realized on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Taxation of Crescent Equities," above. Such prohibited transaction income will also have an adverse effect upon Crescent Equities' ability to satisfy the income tests for status as a REIT for federal income tax purposes. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties, and to make such occasional sales of properties as are consistent with these investment objectives.

TAXATION OF THE RESIDENTIAL DEVELOPMENT CORPORATIONS

     A portion of the amounts to be used to fund distributions to shareholders is expected to come from the Residential Development Corporations through dividends on non-voting common stock thereof held by the Operating Partnership and interest on the Residential Development Property Mortgages held by the Operating Partnership. The Residential Development Corporations will not qualify as REITs and will pay federal, state and local income taxes on their taxable incomes at normal corporate rates, which taxes will reduce the cash available for distribution by Crescent Equities to its shareholders. Crescent Equities anticipates that, initially, deductions for interest and amortization will largely offset the otherwise taxable income of the Residential Development Corporations, but there can be no assurance that this will be the case or that the IRS will not challenge such deductions. Any federal, state or local income taxes that the Residential Development Corporations are required to pay will reduce the cash available for distribution by Crescent Equities to its shareholders.

STATE AND LOCAL TAXES

     Crescent Equities and its shareholders may be subject to state and local tax in various states and localities, including those states and localities in which it or they transact business, own property, or reside. The tax treatment of Crescent Equities and the shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Common Shares.

     In particular, the State of Texas imposes a franchise tax upon corporations and limited liability companies that do business in Texas. The Texas franchise tax is imposed on each such entity with respect to the entity's "net taxable capital" and its "net taxable earned surplus" (generally, the entity's federal taxable income, with certain adjustments). The franchise tax on net taxable capital is imposed at the rate of 0.25% of an entity's net taxable capital. The franchise tax rate on "net taxable earned surplus" is 4.5%. The Texas franchise tax is generally equal to the greater of the tax on "net taxable capital" and the tax on "net taxable earned surplus." The Texas franchise tax is not applied on a consolidated group basis. Any Texas franchise tax that Crescent Equities is indirectly required to pay will reduce the cash available for distribution by Crescent Equities to shareholders. Even if an entity is doing business in Texas for Texas franchise tax purposes, the entity is subject to the Texas franchise tax only on the portion of the taxable capital or taxable earned surplus apportioned to Texas.

     As a Texas real estate investment trust, Crescent Equities will not be subject directly to the Texas franchise tax. However, Crescent Equities will be subject indirectly to the Texas franchise tax as a result of its interests in CREE Ltd., Management I, Management II, Management III, Management IV, Management V and Management VII, which will be subject to the Texas franchise tax because they are general partners of the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII, and the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII will be doing business in Texas.

     It is anticipated that Crescent Equities' Texas franchise tax liability will not be substantial because CREE Ltd., Management I, Management II, Management III, Management IV, Management V and Management VII are allocated only a small portion of the taxable income of the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII. In addition, Management VI and Funding VI are not anticipated to be subject to the Texas franchise tax.

     The Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII will not be subject to the Texas franchise tax, under the laws in existence at the time of this Prospectus Supplement because they are partnerships instead of corporations. There is no assurance, however, that the Texas legislature will not expand the scope of the Texas franchise tax to apply to limited partnerships such as the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII or enact other legislation which may result in subjecting Crescent Equities to the Texas franchise tax. Any statutory change by the Texas legislature may be applied retroactively.

     In addition, it should be noted that three of the Residential Development Corporations will be doing business in Texas and will be subject to the Texas franchise tax. Further, Crescent/301, L.L.C. will be subject to the Texas franchise tax because it is doing business in Texas and limited liability companies are subject to Texas franchise tax. However, this franchise tax should not be substantial because Crescent/301, L.L.C. owns a 1% interest in 301 Congress Avenue, L.P. Other entities that will be subject to the Texas franchise tax include CresTex Development, LLC and its member CresCal Properties, Inc. and any other corporations or limited liability companies doing business in Texas with Texas receipts. It is expected that the franchise tax liability of these entities will not be substantial.

     The Texas legislature considered in its 1997 regular session proposals for property tax relief in Texas. Such relief would have required increasing the proportion of education funding costs paid by the State of Texas and reducing the proportion paid by local property taxes. Alternatives for increasing State of Texas revenues that have been considered include broadening the franchise tax base to include other entities such as partnerships and real estate investment trusts, enactment of a new gross receipts tax, enactment of a new business activity tax, an increase in the sales tax and/or broadening the sales tax base. The Texas House of Representatives and the Texas Senate both passed different bills that would have broadened the franchise tax base to apply the franchise tax to business trusts such as Crescent Equities and partnerships such as the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII. However, the conference committee was not able to work out the differences between these two bills and the Texas legislature adjourned the 1997 regular session without adopting such legislation. There can be no assurance that the Texas legislature will not enact similar legislation in its next regular session, beginning in 1999. A committee of the Texas House of Representatives is currently studying alternative methods and formulas to fund education in anticipation of the next regular session.

     Locke Purnell Rain Harrell (A Professional Corporation), special tax counsel to the Company ("Special Tax Counsel"), has reviewed the discussion in this section with respect to Texas franchise tax matters and is of the opinion that, based on the current structure of Crescent Equities and based upon current law, it accurately summarizes the Texas franchise tax matters expressly described herein. Special Tax Counsel expresses no opinion on any other tax considerations affecting Crescent Equities or a holder of Common Shares, including, but not limited to, other Texas franchise tax matters not specifically discussed above.

     Tax Counsel has not reviewed the discussion in this section with respect to Texas franchise tax matters and has expressed no opinion with respect thereto.

                              PLAN OF DISTRIBUTION

     The Company, pursuant to a Purchase Agreement entered into as of December 12, 1997 (the "Purchase Agreement") between the Company, the Operating Partnership, MLI and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), sold to MLI 5,375,000 Common Shares offered pursuant to a prospectus supplement dated December 12, 1997 for a total purchase price of approximately $205 million (representing a price per Common Share equal to $38.125, the last reported sale price of the Common Shares on December 12,
1997), and MLI, subject to the terms and conditions set forth in such Purchase Agreement, purchased all of such Common Shares. In a separate transaction, the Company and MLI entered into the Swap Agreement relating to 5,375,000 Common Shares (the "Settlement Shares"), pursuant to which MLI will sell, as directed by the Company on or before December 12, 1998, by any one or more of the methods specified therein, a sufficient number of the Common Shares to achieve net sales proceeds equal to the market value of the Settlement Shares on December 12, 1997, plus a forward accretion component, minus an adjustment for the Company's distribution rate. The Company is delivering the additional 525,000 Common Shares offered hereby to MLI pursuant to its obligations under the Swap Agreement.

     Merrill Lynch and MLI from time to time provide investment banking and financial advisory services to the Company, for which customary compensation has been received. In addition, Merrill Lynch provided an opinion to the Operating Partnership and a special committee of the Board of Trust Managers in connection with the acquisition of the Behavioral Healthcare Facilities and related transactions, for which customary compensation has been received.

                                 LEGAL MATTERS

     The legality of the Common Shares offered hereby will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C. Certain legal matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, which will rely, as to all Texas franchise tax matters, upon the opinion of Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.

          ============================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
              PROSPECTUS SUPPLEMENT
The Company.................................   S-3
Recent Developments.........................   S-3
Use of Proceeds.............................   S-5
Management..................................   S-6
Structure of the Company....................   S-6
Federal Income Tax Considerations...........   S-8
Plan of Distribution........................  S-23
Legal Matters...............................  S-24
                    PROSPECTUS
The Company.................................     2
Risk Factors................................     2
Use of Proceeds.............................     7
Ratios of Earnings to Fixed Charges and
  Preferred Shares Dividends................     7
Description of Preferred Shares.............     7
Description of Common Shares................    12
Description of Common Share Warrants........    14
Certain Provisions of the Declaration of
  Trust, Bylaws and Texas Law...............    15
ERISA Considerations........................    18
Plan of Distribution........................    20
Available Information.......................    21
Incorporation of Certain Documents by
  Reference.................................    21
Experts.....................................    22
Legal Matters...............................    23

          ============================================================
          ============================================================
                                 525,000 SHARES

                                [CRESCENT LOGO]

                                 COMMON SHARES
                            ------------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------

                               February 20, 1998
          ============================================================